Exhibit 99.1

VOTING RESULTS OF STONECO LTD. 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

GEORGE TOWN, Grand Cayman, August 29, 2023 – StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“Stone”) announces that the following resolutions set out in its Notice of Annual General Meeting dated July 24, 2023 were duly passed at its annual general meeting held on August 29, 2023:

●	The approval and ratification of Stone’s financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

●	The approval of the amendment and restatement of Stone’s Amended and Restated Memorandum and Articles of Association by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association (the “Articles”).

●	The reelection of André Street de Aguiar to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The reelection of Conrado Engel to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The reelection of Luciana Ibiapina Lira Aguiar to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The reelection of Diego Fresco Gutiérrez to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The reelection of Mauricio Luis Luchetti to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The reelection of Patricia Regina Verderesi Schindler to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The election of Thiago dos Santos Piau to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The election of Luiz André Barroso to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

●	The election of Silvio José Morais to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of Stone’s Articles.

About Stone

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

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investors@stone.co